UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

We, LDK Solar Co., Ltd. (NYSE: LDK), today reported our unaudited financial results for the third quarter ended September 30, 2007.
All financial results are reported on a U.S. GAAP basis.
Third Quarter 2007 Financial Highlights:
•	Revenue of $158.7 million, up 60% quarter-over-quarter

•	Gross profit of $48.9 million, up 40% quarter-over-quarter

•	Net income of $41.6 million, or $0.37 per diluted ADS, up 45% quarter-over-quarter

•	Signed four long-term wafer supply agreements during the third quarter

•	Total wafer shipments increased 49% sequentially to 78.9MW in the third quarter
Net sales for the third quarter of fiscal 2007 were $158.7 million, up 60.2% sequentially from $99.1 million for the second quarter of fiscal 2007, and up 404.7% year-over-year from $31.5 million for the third quarter of fiscal 2006.
Gross profit for the third quarter of fiscal 2007 was $48.9 million, up 40.2% sequentially from $34.9 million for the second quarter of fiscal 2007, and up 295.1% year-over-year from $12.4 million for the third quarter of fiscal 2006. Gross margin for the third quarter of fiscal 2007 was 30.8% compared with 35.2% in the second quarter of fiscal 2007 and 39.4% in the third quarter of fiscal 2006.
Net income for the third quarter of fiscal 2007 was $41.6 million, or $0.37 per diluted ADS, compared to net income of $28.7 million, or $0.29 per diluted ADS for the second quarter of fiscal 2007, and $5.0 million, or $0.04 per diluted ADS for the third quarter of fiscal 2006.
We ended the third quarter of fiscal 2007 with $125.9 million in cash and cash equivalents.

EXHIBITS

Exhibit
Number		Page

Exhibit 99.2	Press Release dated December 20, 2007	4

Exhibit 99.2
LDK Solar Reports Financial Results for the Third Quarter 2007
Xinyu City, China and Sunnyvale, California, December 19, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today reported its unaudited financial results for the third quarter ended September 30, 2007.
All financial results are reported on a U.S. GAAP basis.
Third Quarter 2007 Financial Highlights:
•	Revenue of $158.7 million, up 60% quarter-over-quarter

•	Gross profit of $48.9 million, up 40% quarter-over-quarter

•	Net income of $41.6 million, or $0.37 per diluted ADS, up 45% quarter-over-quarter

•	Signed four long-term wafer supply agreements during the third quarter

•	Total wafer shipments increased 49% sequentially to 78.9MW in the third quarter
Net sales for the third quarter of fiscal 2007 were $158.7 million, up 60.2% sequentially from $99.1 million for the second quarter of fiscal 2007, and up 404.7% year-over-year from $31.5 million for the third quarter of fiscal 2006.
Gross profit for the third quarter of fiscal 2007 was $48.9 million, up 40.2% sequentially from $34.9 million for the second quarter of fiscal 2007, and up 295.1% year-over-year from $12.4 million for the third quarter of fiscal 2006. Gross margin for the third quarter of fiscal 2007 was 30.8% compared with 35.2% in the second quarter of fiscal 2007 and 39.4% in the third quarter of fiscal 2006.
Net income for the third quarter of fiscal 2007 was $41.6 million, or $0.37 per diluted ADS, compared to net income of $28.7 million, or $0.29 per diluted ADS for the second quarter of fiscal 2007, and $5.0 million, or $0.04 per diluted ADS for the third quarter of fiscal 2006.
The Company ended the third quarter of fiscal 2007 with $125.9 million in cash and cash equivalents.
“We are pleased to report strong results for the third quarter, following a positive outcome of the independent inventory review,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “With the inventory investigation behind us, we have returned our focus to growing our business. During the third quarter we experienced continued robust demand for our wafers and made great strides in expanding our customer base. We signed four long-term wafer supply contracts during the third quarter and five more since the quarter closed. We view these agreements as a testament to the quality of our products.
“We remain on track to meet our wafer production capacity goal of 400MW by the end of 2007. Additionally, the construction of our polysilicon plant is tracking with our original plan. In addition to the anticipated cost efficiencies we expect to achieve upon completion of our polysilicon plant, we are continuing cost reduction efforts through further advancements of our product processes,” concluded Mr. Peng.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.
For the fourth quarter of fiscal 2007, LDK estimates revenue to be in the range of $180 to $185 million for wafer shipments of 87 to 92MW. The Company also estimates fully diluted earnings per ADS to be in the range of $0.40 to $0.43.
Conference Call Details
The LDK Third Quarter teleconference and webcast is scheduled to begin at 6:00 p.m. Eastern Time (ET), on Wednesday, December 19, 2007. To listen to the live conference call, please dial 800-366-7449 (within U.S.) or 303-262-2193 (outside U.S.) at 5:50 p.m. ET on December 19, 2007. An audio replay of the call will be available to investors through December 24, 2007, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11104747##.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	9/30/2007	6/30/2007
Assets
Current assets
Cash and cash equivalents	125,858	250,600
Pledged bank deposits	106,840	2,722
Trade accounts receivable, net	8,666	7,825
Inventories	224,527	173,778
Prepayments to suppliers	183,467	129,902
Deferred expenses	236	281
Other current assets	9,325	6,281

Total current assets	658,919	571,389
Property, plant and equipment, net	224,477	169,330
Deposit for purchase of equipment	136,870	40,840
Intangible asset, net	1,098	1,117
Land use rights	29,152	8,060
Deferred income tax assets	757	151
Long-term prepayments to suppliers	10,626	—

Total assets	1,061,899	790,887

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	186,559	80,036
Trade accounts payable	23,044	9,525
Advance payments from customers	154,931	72,232
Accrued expenses and other payables	42,278	33,592

Total current liabilities	406,812	195,385
Deferred revenue	2,280	—
Long-term bank borrowings, excluding current portions	29,967	29,890

Total liabilities	439,059	225,275
Shareholders’ equity

Ordinary shares: US$0.10 par value; 134,000,000 shares authorized; 104,587,700 and 106,044,700 shares issued and outstanding as of June 30, 2007 and September 30, 2007, respectively	10,604	10,458
Additional paid-in capital	482,419	473,696
Statutory reserve	3,623	3,623
Accumulated other comprehensive income	14,259	7,505
Retained earnings	111,935	70,330

Total shareholders’ equity	622,840	565,612

Total liabilities and shareholders’ equity	1,061,899	790,887

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	9/30/2007	6/30/2007	9/30/2006

Net sales	158,724	99,053	31,450
Cost of goods sold	(109,807)	(64,153)	(19,069)

Gross profit	48,917	34,900	12,381
Selling expenses	(348)	(132)	(117)
General and administrative expenses	(4,459)	(3,579)	(1,633)
Research and development expenses	(921)	(367)	(76)

Total operating expenses	(5,728)	(4,078)	(1,826)
Income from operations	43,189	30,822	10,555
Other income/(expenses):
Interest income	1,846	271	26
Interest expense and amortization of discount on exchangeable notes	(2,650)	(2,180)	(4,961)
Decrease in fair value of warrants	—	2	9
Foreign currency exchange loss, net	(2,041)	(576)	(667)
Government subsidy	662	406	—

Income before income tax	41,006	28,745	4,962
Income tax benefit	599	—	—

Net Income	41,605	28,745	4,962
Accretion of Series A preferred shares to redemption value	—	(348)	(262)
Accretion of Series B preferred shares to redemption value	—	(1,101)	(267)
Accretion of Series C preferred shares to redemption value	—	(546)	—
Deemed dividend to series A preferred shareholders	—	—	(1,568)

Net income available to ordinary shareholders	41,605	26,750	2,865

Net income per ADS, Diluted	$0.37	$0.29	$0.04

About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: December 19, 2007